File No. 70-10200

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                       By

                                   ENRON CORP.

     In accordance with the order of the Securities and Exchange Commission ("Commission") dated March 9, 2004, Holding Co. Act Release No. 27809, as supplemented by the order dated August 6, 2004, Holding Co. Act Release No. 27882 (the "Order"), Enron Corp. ("Enron") hereby submits its report for the period October 1, 2004 to December 31, 2004 (the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

     Note: Commencing on December 2, 2001 (the "Petition Date"), and periodically thereafter, Enron and certain of its direct and indirect subsidiaries (collectively, the "Debtors") each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and, in some limited instances, commenced insolvency proceedings in other jurisdictions. The Debtors' chapter 11 cases were procedurally consolidated for administrative purposes. On December 12, 2001, the United States Trustee for the Southern District of New York appointed a creditors' committee in the Debtors' chapter 11 cases (the "Creditors' Committee"). Pursuant to notices filed by the United States Trustee, the Creditors' Committee is the statutory representative of unsecured creditors of all of the Debtors. By order, dated July 15, 2004 (the "Confirmation Order"), the Bankruptcy Court confirmed the Supplemental Modified Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated July 2, 2004 (the "Plan"). On November 17, 2004 (the "Effective Date"), the Plan became effective in accordance with its terms, and
(i) the Debtors subject to the Plan ("Reorganized Debtors") were charged with certain post-effective date duties and (ii) the Creditors' Committee was dissolved, except for limited purposes, in any case pertaining to a Reorganized Debtor. Although Portland General Holdings, Inc. ("PGH") and Portland Transition Company, Inc. ("PTR") also filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code and were originally included as proponents of the Plan, the confirmation hearing with respect to PGH and PTR was adjourned. As of the date hereof, PGH and PTR continue to operate their businesses and manage their properties as debtors in possession pursuant to the Bankruptcy Code. It is currently anticipated that the PGH and PTR chapter 11 cases will be dismissed. In addition, prior to the hearing to consider confirmation of the Plan, the equity interests in three other proponents of the Plan (Enron Mauritius Company, Enron India Holdings Ltd., and Offshore Power Production C.V.) were sold and they were removed as Debtors and proponents of the Plan.


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REPORTING REQUIREMENT NO. 1:

     With respect to securities and letters of credit issued during the respective quarter under (i) the Second Amended DIP Credit Agreement, as it may be amended, and (ii) any short-term debt securities issued by Portland General under its short-term revolving credit facility or otherwise, Applicants will disclose the name of the issuer, the principal or face amount of the security or letter of credit issued, the interest rate and the maturity date.

RESPONSE:

     Applicants did not issue any securities or issue letters of credit during the quarter ending December 31, 2004 of the type described under clauses (i) and
(ii) of Reporting Requirement No. 1 above other than as described on Exhibit A.
Note: In accordance with the Commission's August 6, 2004 order, Holding Co. Act Release No. 27882, the Second Amended DIP Credit Agreement was replaced with stand-alone letters of credit.

REPORTING REQUIREMENT NO. 2:

     With respect to (i) the cash management arrangements between Enron and its subsidiaries (excluding Portland General), and (ii) the cash management arrangements between Portland General and its subsidiaries, the Applicants will disclose the principal, interest rate, the maturity date and the name of the lending company for transactions during the respective quarter.

RESPONSE:

     See Exhibit B. Note: Intercompany obligations of the Debtors incurred prior to the Petition Date will be satisfied in accordance with the terms of the Plan as prepetition claims to be paid on a pro rata basis as unsecured claims. Intercompany obligations of the Debtors incurred between the Petition Date and the Effective Date remain outstanding to be satisfied in accordance with the terms of the Plan as administrative claims to be paid in full (subject to resolution of any disputes with respect to such claims). Following the Effective Date and consistent with the Plan and the Confirmation Order (including, but not limited to, the provisions regarding the post-confirmation overhead allocation formula), the Reorganized Debtors began the process of establishing a more centralized cash management system to facilitate implementation of the Plan and the court-approved overhead allocation formula. Intercompany activity between the Reorganized Debtors following the Effective Date will be treated as intercompany transactions and recorded as such to reflect either an account payable or account receivable. Post-Effective Date cash management transactions between the Reorganized Debtors and non-debtors, if any, will continue to be evidenced by a note.

REPORTING REQUIREMENT NO. 3:

     Applicants will disclose the names of the associate companies transferred to each of Prisma and CrossCountry. Each such list will show the full roster of companies transferred to Prisma and CrossCountry as of the close of the respective quarterly reporting period.


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RESPONSE:

     See Exhibit C-1 for associate companies transferred to Prisma Energy International Inc. ("Prisma") and its subsidiaries during the Reporting Period. See also, Exhibit C-2 for associate companies transferred to Prisma and its subsidiaries during the quarterly period ending September 30, 2004. No companies were transferred to Prisma during any prior reporting periods. CrossCountry Energy, LLC ("CrossCountry") and its associates were sold to a third party on November 17, 2004. No companies were transferred to CrossCountry or its subsidiaries during this Reporting Period. Exhibit C-3 lists the associate companies transferred to CrossCountry and its subsidiaries during the first reporting period (March 9, 2004 through June 30, 2004).

REPORTING REQUIREMENT NO. 4:

     Applicants will disclose sales of all or substantially all of the assets of a subsidiary, companies and other entities in the Enron group, in each case, where the consideration received was $25,000 or more that have been completed within the respective quarterly reporting period. Such disclosure to include the name of the entity or a description of the assets sold and the aggregate consideration received for such sale.

RESPONSE:

     See Exhibit D. See also, Exhibit E with respect to other dispositions.

Note: The Debtors and, following the Effective Date, the Reorganized Debtors and certain other related companies have completed asset sales during the respective quarterly reporting period resulting in gross consideration to the Reorganized Debtors' bankruptcy estates and certain other related companies as set forth in Exhibit D. The sale proceeds have, in certain instances, been used to repay indebtedness or other claims, and may be further subjected to a variety of claims from related and unrelated parties. In certain instances a portion of the proceeds may have been and may continue to be subject to adjustments for the payment of certain items, including, without limitation, commissions, break-up fees, professional fees, taxes, liens, working capital adjustments, indemnification claims, and other closing costs and disbursements. In some instances, prior to the confirmation of the Plan, proceeds from these sales were segregated or placed in escrow accounts and the distribution of such proceeds required either consent of the Creditors' Committee or an order of the Bankruptcy Court. Pursuant to an order issued on January 20, 2005 in accordance with the Plan, certain of the proceeds that had been segregated or escrowed subject to the consent of the Creditors' Committee or an order of the Bankruptcy Court were released from such restrictions to eventually be distributed in accordance with the Plan. However, in certain instances proceeds from these sales remain segregated or placed in escrow accounts subject to the resolution of pending matters.

REPORTING REQUIREMENT NO. 5:

     Applicants will disclose the aggregate amount of Northern Border Partners' distributions out of partnership capital and the aggregate amount invested in Energy Assets during the respective quarter. Such disclosure will include a concise description of the Energy Assets acquired.


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RESPONSE:

     During the Reporting Period, Northern Border Partners paid total distributions of $39,905,877.61, of which the amount of $5,194,116.52 was out of partnership capital. Northern Border Partners did not acquire any Energy Assets during the Reporting Period.

REPORTING REQUIREMENT NO. 6:

     Applicants will summarize the corporate restructuring, simplification, dissolution and liquidation transactions that have been conducted during the respective quarter.

RESPONSE:

     See Exhibit E. See also, Exhibit C-1, which indicates the associate companies in the Enron group that have been transferred to Prisma and its subsidiaries during the Reporting Period. See also, Exhibit D, which reports on the sales of assets, subsidiaries and other entities.

REPORTING REQUIREMENT NO. 7:

     Applicants will disclose the types of services and goods sold by Enron to Portland General and by Portland General to Enron during the respective quarter. Such disclosure will include a description of services or goods transactions by category, with amounts expended for each category.

RESPONSE:

     See Exhibit F.

REPORTING REQUIREMENT NO. 8:

     For the quarterly period that includes any filing of a consolidated tax return involving both Enron and Portland General, Applicants will disclose Portland General's separate return tax for the period concerned in the consolidated tax return and the amount of its tax payment to Enron for the same period. In addition, Applicants will disclose the aggregate amount of losses, credits or other tax attributes contributed by Enron to the consolidated tax return and the value received by Enron for such tax attributes as a result of the allocation method specified in the consolidated tax filing agreement.

RESPONSE:

     Five unitary state/local jurisdiction income tax returns were filed with the appropriate authorities during the reporting period where Portland General had a filing presence and Enron was included in the tax return. The five jurisdictions are Oregon, Montana, California, City of Portland, and Multnomah County. The consolidated tax liability was apportioned under the tax allocation agreement among Enron, Portland General and its subsidiaries authorized by Commission order dated March 9, 2004 (Holding Co. Act Release No. 27809). Portland General's separate return tax, as defined thereunder, for the 2003 tax year and the amount of its tax payment to Enron for the same period were each $8,914,397. The aggregate amount of


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Enron's federal losses, credits or other attributes contributed to the unitary taxable income computation, subject to the state apportionment, of these unitary returns include $2,296,997,711 of capital loss, and $178,167,786 regular net operating loss. The value received by Enron for these tax attributes was $8,232,564.



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-10200 to be signed on its behalf by the undersigned thereunto duly authorized.

     As noted above, commencing on the Petition Date, and periodically thereafter, the Debtors each filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court and, in some limited instances, commenced insolvency proceedings in other jurisdictions. It is estimated that Enron had in excess of 2,500 subsidiaries prior to the Petition Date. Enron's bankruptcy was followed by the dismissal of its auditors, Arthur Andersen LLP, investigations by numerous state and federal agencies, and the filing of numerous law suits. Moreover, a substantial number of employees have left voluntarily, or in conjunction with a sale or transaction, or through reductions in force. Many of the Debtors' assets (including direct and indirect subsidiaries) have been sold, wound down, and or closed. All of these factors have caused significant disruption at Enron. Consequently, while the information contained in this report is believed to be substantially accurate, and has been compiled based on the best of Enron's knowledge, there can be no assurance that the information in this report is complete.



                               ENRON CORP. on its behalf and on behalf of its current subsidiaries listed on Exhibit H to the Application in SEC File No. 70-10200.


                               By:    /s/ Stephen F. Cooper
                                      ---------------------------
                               Name:  Stephen F. Cooper
                               Title: Interim President, Interim Chief Executive
                                      Officer and Chief Restructuring Officer

Date: February 25, 2005




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